UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October, 2021

Commission File Number

Kazia Therapeutics Limited

(Translation of registrant’s name into English)

Three International Towers Level 24 300 Barangaroo Avenue Sydney NSW 2000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☑             Form 40-F   ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark if the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes  ☐     No  ☑

If “yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Kazia Therapeutics Limited (Registrant)

Kate Hill

Kate Hill

Company Secretary

Date 29 October 2021

ASX RELEASE

29 October 2021

QUARTERLY ACTIVITIES REPORT AND APPENDIX 4C

Sydney, 29 October 2021 – Kazia Therapeutics Limited (ASX: KZA; NASDAQ: KZIA), an oncology-focused drug development company, is pleased to provide an update on the ongoing development of its product candidates for the quarter ending 30 September 2021.

Key Points

•	GBM AGILE study continues to make good progress, with activation of Canada expected in 4Q CY2021, and activation of Europe and China expected in CY2022.

•	EVT801 phase I study remains on track to commence recruitment by end of CY2021. Regulatory approval has been received from the French competent authority.

•	Final data from paxalisib phase II study in glioblastoma expected during 4Q CY2021.

Kazia CEO, Dr James Garner, commented, “We have continued to make good progress on all fronts during the third quarter. The last few months have been characterized by a focus on operational matters. As we move towards the end of CY2021, we expect to report a number of important data read-outs, and to commence recruitment to the phase I study of EVT801. Delivery of these milestones will neatly conclude a tremendously productive year for the company.”

Good Progress in GBM AGILE Pivotal Study

Kazia previously provided an update on progress with the GBM AGILE pivotal study (NCT03970447) in June 2021. Since then, the study has continued to progress well, with almost thirty hospitals in the United States now recruiting to the paxalisib arm. The study is expected to open to the paxalisib arm in Canada during 4Q CY2021, and in Europe and China next year. The respective regulatory submissions in Europe and China have been submitted and are undergoing review by regulatory agencies.

Kazia has brought forward manufacture of an additional batch of paxalisib investigational product, and this is expected to become available for use in the study in 1Q CY2022.

EVT801 Phase I Study on Track to Commence in 4Q CY2021

On 2 September 2021, Kazia announced that the phase I study of EVT801 had received regulatory approval from L’Agence Nationale de Sécurité du Médicament et des Produits de Santé (ANSM), the French regulatory agency. The study has since also received approval from the Committee for the Protection of Persons (CPP), which serves as a centralised ethics committee for both of the participating sites. Commencement of recruitment to the study is expected by the end of CY2021.

A team of Evotec scientists who led the early development of EVT801 have been working to compile their research into a scientific paper, which is expected to be submitted for publication in a peer-reviewed academic journal during 4Q CY2021.

Multiple Data Read-Outs from Paxalisib Program

The phase II study of paxalisib (NCT03522298) is moving towards completion, and Kazia expects to share top-line final data during 4Q CY2021, as previously indicated. In addition, the company expects to receive initial data from several ongoing investigator-initiated studies and will provide this to investors as soon as it is available.

Completion of Human ADME Study

Kazia indicated in its Appendix 4C for the June quarter that it had initiated a human ADME (absorption, distribution, metabolism, elimination) study to satisfy certain standard regulatory requirements for approval of a new pharmaceutical product (NCT05012670). This study has completed the in-life phase, and all results appear to lie within expected parameters. The company expects to conclude analysis of the study early in CY2022 and to share results with FDA shortly thereafter.

Impact of COVID-19

The company has no revisions to its prior guidance concerning COVID-19. At present, there is limited operational impact, but Kazia continues to monitor the situation closely.

Financial Update

As noted in the accompanying Appendix 4C, the company’s cash position as at 30 September 2021 was AU$ 19.6 million, versus AU$ 27.6 million at 30 June 2021. The company calculates our cash position will finance operations on a forward-looking basis through to 4Q CY2022.

Broad Clinical Program Ongoing

Sponsor	Phase	Indication	Registration
PAXALISIB

Kazia Therapeutics	II	Glioblastoma	NCT03522298

Global Coalition for Adaptive Research	II / III	Glioblastoma	NCT03970447

Weill Cornell Medicine	II	Glioblastoma (with ketogenesis)	TBD

Alliance for Clinical Trials in Oncology	II	Brain metastases	NCT03994796

Dana-Farber Cancer Institute	II	Breast cancer brain metastases (with Herceptin)	NCT03765983

Dana-Farber Cancer Institute	II	Primary CNS lymphoma	NCT04906096

Pacific Pediatric Neuro-Oncology Consortium	N/A	DIPG (childhood brain cancer)	NCT05009992

St Jude Children’s Research Hospital	I	DIPG	NCT03696355

Memorial Sloan Kettering Cancer Center	I	Brain metastases (with radiotherapy)	NCT04192981

Kazia Therapeutics	I	Human ADME study in healthy volunteers	NCT05012670

EVT801

Kazia Therapeutics	I	Advanced solid tumours	TBD

About Kazia Therapeutics Limited

Kazia Therapeutics Limited (NASDAQ: KZIA; ASX: KZA) is an oncology-focused drug development company, based in Sydney, Australia.

Our lead program is paxalisib, a brain-penetrant inhibitor of the PI3K / Akt / mTOR pathway, which is being developed to treat glioblastoma, the most common and most aggressive form of primary brain cancer in adults. Licensed from Genentech in late 2016, paxalisib commenced recruitment to GBM AGILE, a pivotal study in glioblastoma, in January 2021. Eight additional studies are active in other forms of brain cancer. Paxalisib was granted Orphan Drug Designation for glioblastoma by the US FDA in February 2018, and Fast Track Designation for glioblastoma by the US FDA in August 2020. In addition, paxalisib was granted Rare Pediatric Disease Designation and Orphan Designation by the US FDA for DIPG in August 2020.

Kazia is also developing EVT801, a small-molecule inhibitor of VEGFR3, which was licensed from Evotec SE in April 2021. Preclinical data has shown EVT801 to be active against a broad range of tumour types and has provided compelling evidence of synergy with immuno-onocology agents. A phase I study is expected to begin in CY2021.

For more information, please visit www.kaziatherapeutics.com or follow us on Twitter @KaziaTx.

This document was authorized for release to the ASX by James Garner, Chief Executive Officer, Managing Director.

Rule 4.7B

Appendix 4C

Quarterly cash flow report for entities

subject to Listing Rule 4.7B

Name of entity

Kazia Therapeutics Limited

ABN	Quarter ended (“current quarter”)

37 063 259 754	September 2021

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
1.	Cash flows from operating activities
1.1	Receipts from customers
1.2	Payments for	5,465	5,465
(a) research and development
(b) product manufacturing and operating costs
(c) advertising and marketing
(d) leased assets
	(e) staff costs	408	408
	(f) administration and corporate costs	1,243	1,243
1.3	Dividends received (see note 3)
1.4	Interest received
1.5	Interest and other costs of finance paid
1.6	Income taxes paid
1.7	Government grants and tax incentives
1.8	Other (provide details if material)

1.9	Net cash from / (used in) operating activities	7,116	7,116

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 1

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
2.	Cash flows from investing activities
2.1	Payments to acquire or for:
(a) entities
(b) businesses
(c) property, plant and equipment
(d) investments
	(e) intellectual property (progress payment for EVT801)	1,582	1,582
(f) other non-current assets
2.2	Proceeds from disposal of:
(a)entities
(b)businesses
(c)property, plant and equipment
(d)investments
(e)intellectual property
(f)other non-current assets
2.3	Cash flows from loans to other entities
2.4	Dividends received (see note 3)
2.5	Other (provide details if material)

2.6	Net cash from / (used in) investing activities	1,582	1,582

3.	Cash flows from financing activities
3.1	Proceeds from issues of equity securities (excluding convertible debt securities)
3.2	Proceeds from issue of convertible debt securities
3.3	Proceeds from exercise of options
3.4	Transaction costs related to issues of equity securities or convertible debt securities
3.5	Proceeds from borrowings
3.6	Repayment of borrowings
3.7	Transaction costs related to loans and borrowings
3.8	Dividends paid
3.9	Other (provide details if material)

3.10	Net cash from / (used in) financing activities	—	—

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 2

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Consolidated statement of cash flows		Current quarter $A’000	Year to date (12 months) $A’000
4.	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of period	27,587	27,587
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(7,116)	(7,116)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(1,582)	(1,582)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	—	—
4.5	Effect of movement in exchange rates on cash held	735	735

4.6	Cash and cash equivalents at end of period	19,624	19,624

5.	Reconciliation of cash and cash equivalents at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts	Current quarter $A’000	Previous quarter $A’000
5.1	Bank balances	19,624	19,624
5.2	Call deposits
5.3	Bank overdrafts
5.4	Other (provide details)

5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	19,624	19,624

6.	Payments to related parties of the entity and their associates		Current quarter $A’000
6.1	Aggregate amount of payments to related parties and their associates included in item 1		—

6.2	Aggregate amount of payments to related parties and their associates included in item 2		—

Note: if any amounts are shown in items 6.1 or 6.2, your quarterly activity report must include a description of, and an explanation for, such payments.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 3

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

7.

Financing facilities
Note: the term “facility’ includes all forms of financing arrangements available to the entity.

Add notes as necessary for an understanding of the sources of finance available to the entity.

		Total facility amount at quarter end $A’000	Amount drawn at quarter end $A’000

7.1	Loan facilities	—	—
7.2	Credit standby arrangements	—	—
7.3	Other (please specify)	—	—
7.4	Total financing facilities	—	—

7.5	Unused financing facilities available at quarter end		—

7.6	Include in the box below a description of each facility above, including the lender, interest rate, maturity date and whether it is secured or unsecured. If any additional financing facilities have been entered into or are proposed to be entered into after quarter end, include a note providing details of those facilities as well.

8.	Estimated cash available for future operating activities		$A’000
8.1	Net cash from / (used in) operating activities (item 1.9)		(7,116)
8.2	Cash and cash equivalents at quarter end (item 4.6)		19,624
8.3	Unused finance facilities available at quarter end (item 7.5)

8.4	Total available funding (item 8.2 + item 8.3)		19,624

8.5	Estimated quarters of funding available (item 8.4 divided by item 8.1)		2.75

Note: if the entity has reported positive net operating cash flows in item 1.9, answer item 8.5 as “N/A”. Otherwise, a figure for the estimated quarters of funding available must be included in item 8.5.

8.6	If item 8.5 is less than 2 quarters, please provide answers to the following questions:

8.6.1 Does the entity expect that it will continue to have the current level of net operating cash flows for the time being and, if not, why not?

Answer: N/A

8.6.2  Has the entity taken any steps, or does it propose to take any steps, to raise further cash to fund its operations and, if so, what are those steps and how likely does it believe that they will be successful?

Answer: N/A

8.6.3 Does the entity expect to be able to continue its operations and to meet its business objectives and, if so, on what basis?

Answer: yes

Note: where item 8.5 is less than 2 quarters, all of questions 8.6.1, 8.6.2 and 8.6.3 above must be answered.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 4

Appendix 4C

Quarterly cash flow report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Date:	29 October 2021

Authorised by:	Board of Directors
(Name of body or officer authorising release – see note 4)

Notes

1.

This quarterly cash flow report and the accompanying activity report provide a basis for informing the market about the entity’s activities for the past quarter, how they have been financed and the effect this has had on its cash position. An entity that wishes to disclose additional information over and above the minimum required under the Listing Rules is encouraged to do so.

2.

If this quarterly cash flow report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly cash flow report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

4.

If this report has been authorised for release to the market by your board of directors, you can insert here: “By the board”. If it has been authorised for release to the market by a committee of your board of directors, you can insert here: “By the [name of board committee – eg Audit and Risk Committee]”. If it has been authorised for release to the market by a disclosure committee, you can insert here: “By the Disclosure Committee”.

5.

If this report has been authorised for release to the market by your board of directors and you wish to hold yourself out as complying with recommendation 4.2 of the ASX Corporate Governance Council’s Corporate Governance Principles and Recommendations, the board should have received a declaration from its CEO and CFO that, in their opinion, the financial records of the entity have been properly maintained, that this report complies with the appropriate accounting standards and gives a true and fair view of the cash flows of the entity, and that their opinion has been formed on the basis of a sound system of risk management and internal control which is operating effectively.

ASX Listing Rules Appendix 4C (17/07/20) + See chapter 19 of the ASX Listing Rules for defined terms.	Page 5